December 20, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Ohanae, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed November 15, 2022
File No. 024-11927

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 7 2022 from the staff of the Division of Corporation Finance - Office of Technology (the “Staff”) regarding the Offering Statement of Ohanae, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-/A filed November 15, 2022 Summary, page 1

1.	Your response to prior comment 1 indicates that you only intend to be a broker-dealer for Regulation A offerings of digital asset securities only. Please revise the first paragraph under the "Current Status and Roadmap" heading on page 1 to clearly state that the business of your subsidiary, Ohanae Securities LLC, if approved as a special purpose broker-dealer by FINRA, will be limited to the circumstances described in the December 2020 Commission statement and request for comment regarding the custody of digital asset securities by special purpose broker-dealers and that it will be unable to offer all services typically associated with that of a FINRA licensed registered broker-dealer. In this regard, we note that current disclosure, such as your statement that "Ohanae Securities intends to register with all U.S. states to be able to act as a broker-dealer for offerings in all U.S. States", could be read to imply that you will be a full service broker-dealer.

In response to the Staff’s comment, the Company has revised the disclosure under the "Current Status and Roadmap" heading on page 1 as requested by the Staff.

Digital Format of Our Class B Common Stock - Ohanae Equity Tokens, page 2

2.	We note your response to prior comment 2. Please explain how the company intends to ensure that peer-to-peer transfers will be conducted in compliance with the federal securities laws.

The Company intends to ensure that peer-to-peer transfers on the Ohanae Platform will be conducted in compliance with federal securities by taking steps to ensure that no “restricted” or “control” securities (under Rule 144 of the Securities Act of 1933) are eligible to be transferred on the Ohanae Platform or traded on the Ohanae ATS.

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Prior to onboarding a new issuer to the Ohanae Platform, the Company will require the potential issuer to provide its stock ownership records to the Company, with the following information at a minimum:

(i)	Full name of each shareholder;
(ii)	Number of shares of each class of the issuer’s capital stock owned by each shareholder;
(iii)	Date the shares were acquired;
(iv)	The offering exemption pursuant to which the shares were issued and acquired;
(v)	Which shares are owned by the issuer’s “affiliates” (as defined under Rule 405 of the Securities Act of 1933), along with a full list of all of the issuer’s affiliates.

Any shares of the issuer that were either (a) acquired pursuant to an offering exemption; or (b) are held by affiliates of the issuer will bear either “restricted” or “control” notations, as applicable, in the stock ownership records maintained by the Company on behalf of the issuer and on the Equity Tokens representing those shares – and the Company will not allow any Equity Tokens with such notations to be transferred on the Ohanae Platform or traded on the Ohanae ATS, unless the holders can provide an opinion of counsel that the transfer is covered by an exemption and/or the restricted legend on the securities may be removed.

Furthermore, the Company has clarified that transactions on the Ohanae Platform are not truly “peer-to-peer” in the sense that Ohanae Securities acts as intermediary market maker for trades on the Ohanae ATS. Nonetheless, Equity Tokens bearing “restricted” or “control” will not be permitted to trade on the Ohanae ATS.

3.	We note your response to the third bullet of prior comment 2. Please explain in greater detail how AMM technology will be used to facilitate trading.

In response to the Staff’s comment, the Company has added additional disclosure in “The Company’s Business – Planned Products and Services - Ohanae ATS” section of the offering circular to further describe how AMM technology will be used to facilitate trading on the Ohanae ATS.

Risk Factors, page 4

4.	We note your response to prior comment 4. Please clarify who will hold the private keys to the crypto asset securities.

Users hold their own private keys to their digital asset securities on the Ohanae Platform. The private key is stored on the user’s device (through the Ohanae App). The private key is then encrypted, and uploaded to Ohanae’s server. Therefore, the user’s private key stays encrypted while on Ohanae’s server at all times. Ohanae cannot view or access an unencrypted version of the user’s private key.

Users access their private keys through the Ohanae App, either through biometric facial recognition or a passphrase. If a user loses their passphrase, and has not set-up (or is otherwise unable to use) biometric facial recognition as a method of accessing their private key, Ohanae has implemented an updated passphrase recovery system.

A user that submits a request for a passphrase recovery will be directed to a page on Ohanae’s website where they will enter their full name and email address, and will then be prompted to perform email verification and SMS verification. After passing verification, the passphrase will be sent to the user’s default email address on file with Ohanae, so that they can again access their private key.

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The Company has revised its description of the passphrase recovery in the offering circular to reflect the updated passphrase recovery system implemented by Ohanae.

5.	We note your response to prior comment 7. Please explain in greater detail how you intend to maintain the reserve on at least a 1:1 basis given the mechanics and timing of issuances of Ohanae Coins.

The Company will maintain the Reserve on at least a 1:1 basis because (i) the Company will never mint a new Ohanae Coin unless there is already a corresponding Signet that exists in the Reserve to back that Ohanae Coin; and (ii) a Signet will never be removed from the Reserve if it would result in a number of Signet in the Reserve that is less than the number of Ohanae Coin issued at any one time.

While the Company notes that it is possible that there will be, from time to time, a greater number of Signet in the Reserve than the number of Ohanae Coin issued, the Company (who is solely responsible for the minting of Ohanae Coin) will never mint Ohanae Coin if it would result in there being a greater number of Ohanae Coin than Signet in the Reserve.

In a scenario where a user submits a purchase order for a number of Ohanae Coin that, if fulfilled, would result in the number of Ohanae Coin exceeding the number of Signet in the Reserve, the Company’s order of operations will be as follows:

1.	Fiat currency is submitted by a user to purchase Ohanae Coin.
2.	Fiat currency is received by the Company and deposited into the Company’s bank account at Signature Bank and is designated as being held For Benefit Of (FBO) the investor.
3.	That fiat currency is converted into Signet in the Reserve.
4.	The Company mints a corresponding number of Ohanae Coin and issues them to the purchaser.

As such, the Company will only mint Ohanae Coin after it has sufficient Signet in the Reserve to back the Ohanae Coin on a 1:1 basis.

Business

Planned Products and Services Fractionalized Real Estate, page 33

6.	We note that your revised disclosure removes reference to your proposed fractionalized NFT business. Please advise whether you still intend to fractionalize NFTs on your platform. If you still may engage in this line of business, please confirm again that you will treat any resulting fractionalized instruments as securities.

The Company no longer intends to fractionalize NFTs on the Ohanae Platform.

General

7.	We note your response to prior comment 10 and have the following comments:

•	Please clarify, if true, that the deposits represented by Signets qualify for FDIC insurance up to the legally insurable amounts as defined by the FDIC (i.e., $250,000).

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The Company confirms that, based on its understanding of the information provided to it by representatives of Signature Bank, and the Company’s understanding of FDIC insurance, that the deposits in the Company’s account represented by Signets qualify for FDIC insurance up to the legally insurable amounts as defined by the FDIC ($250,000).

•	Please explain how Signature Bank will be able to maintain accounts on behalf of the company that remain within the limits of FDIC insurance. In this regard, does the company expect that the aggregate amount of Ohanae Coins outstanding at any time always will be below $250,000 such that the amount held on deposit with Signature Bank will remain below the limits of FDIC insurance?

The Company’s implementation of a “For Benefit Of” (FBO) account at Signature Bank are for the benefit of investors. As a result of this implementation, although there is technically only one account, each individual investor will have up to a maximum of $250,000 in “pass-through” FDIC insurance for amounts held for their benefit in the account. Any amounts exceeding $250,000 held in the account for the benefit of an individual investor is not covered by FDIC insurance.

The Company, like investors, also has a maximum of $250,000 in FDIC insurance for its own deposits in the account. The Company does not intend to limit the amount of funds in its account to $250,000, however – and as such, there may be more funds for the Company’s benefit in the account than $250,000, and there may be more than 250,000 Ohanae Coins (and corresponding Signet) issued at any one time. Those amounts over $250,000 (and the corresponding Signet and Ohanae Coin) will not, therefore, be covered by FDIC insurance.

The Company has expanded the risk factor on pages 13 and 14 of the offering circular related to risks associated with Signature Bank to further clarify this point to investors.

The Company further notes to the Staff that it, in its previous response letter dated November 15, 2022, the Company made a statement that the Company had “…structured its accounts at Signature Bank so that no such FBO account will have funds deposited exceeding $250,000 – the limit of the FDIC insurance.” The Company would like to clarify that this statement was not correct. As stated above, the Company does not intend to limit funds held in its account FBO investors, or for itself, to $250,000.

8.	We note your response to prior comment 11 and in the carry-over risk factor at the top of page 14. Please add risk factor disclosure addressing the risks associated with the credit risk of Signature Bank in regards to amounts deposited that back Signets, and the risks associated with relying on FDIC insurance in the event that Signature Bank defaults or otherwise is not able to meet its obligations with respect to redeeming Signet.

In response to the Staff’s comment, the Company has added risk factor disclosure addressing the potential risks noted above.

Thank you again for the opportunity to respond to your questions to the offering statement of Ohanae, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Greg Hauw

Chief Executive Officer

Ohanae, Inc.

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